UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

OTONOMO TECHNOLOGIES LTD.
(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Ordinary Shares
(Title of Class of Securities)

M7571L111
(CUSIP Number of Class of Securities)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(800) 221-0102
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

John M. Greer Ryan J. Lynch Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 Tel: (713) 546-5400	Joshua G. Kiernan Latham & Watkins LLP 99 Bishopsgate London EC2M 3XF United Kingdom Tel: (+44) (20) 7710-1000	Amir Raz Perry Wildes Goldfarb Gross Seligman & Co. One Azrieli Center Tel Aviv 6701101, Israel +972 (3) 607-4444

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Otonomo Technologies Ltd., a company organized under the laws of the State of Israel (the “Company,” “our” or “we”), with the Securities and Exchange Commission (the “SEC”) on July 24, 2023 and as amended on August 21, 2023 (as amended, the “Schedule TO”) relating to the Company’s offer to the holders of certain of our outstanding warrants, including the public warrants (as defined in the Schedule TO) and the private placement warrants (as defined in the Schedule TO) (collectively, the “warrants”), each to purchase the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), to receive 0.0167 Ordinary Shares in exchange for every outstanding warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). Concurrently with the Offer, we solicited consents (the “Consent Solicitation”) from holders of the warrants to amend the Warrant Agreement (as defined in the Schedule TO) to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.01503 Ordinary Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer. The Offer and Consent Solicitation were made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, as amended, dated August 21, 2023 (the “Prospectus/Offer to Exchange”), a copy of which is filed as Exhibit (a)(1)(i) to this Amendment, and in the related Letter of Transmittal and Consent, a copy of which was filed as Exhibit (a)(1)(ii) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer and Consent Solicitation and (ii) update Item 12 of the Schedule TO to include (a) the final Prospectus/Offer to Exchange, dated August 22, 2023, which forms part of the Registration Statement on Form F-4 (the “Registration Statement”) declared effective by the SEC on August 22, 2023, and (b) a press release issued by the Company on August 23, 2023, announcing the results of the Offer and Consent Solicitation and the effectiveness of the Registration Statement.

Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Time, on August 22, 2023. The Company has been advised that 5,496,433 public warrants, or approximately 63.7% of the outstanding public warrants, and 5,200,000 private placement warrants, representing all of the outstanding private placement warrants, were validly tendered and not withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered warrants for exchange and settlement on or before August 25, 2023. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 63.7% of the outstanding public warrants and the approval of 100% of the outstanding private placement warrants to the Warrant Amendment (as defined in the Schedule TO), which exceeds a majority of the number of then outstanding public warrants required to adopt the Warrant Amendment. On August 23, 2023, the Company executed the Warrant Amendment.

On August 23, 2023, the Company issued a press release announcing the final results of the Offer and Consent Solicitation as set forth above. A copy of the press release is filed as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated by reference herein.

Item 12. Exhibits.

Exhibit No.	Description

(a)(l)(i)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed by the Company with the SEC pursuant to Rule 424(b)(3) on August 22, 2023).
(a)(1)(ii)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by the Company with the SEC on July 24, 2023).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by the Company with the SEC on July 24, 2023).
(a)(1)(iv)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by the Company with the SEC on July 24, 2023).

(a)(1)(v)
Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form F-4 filed by the Company with the SEC on July 24, 2023).

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(i)).
(a)(5)(i)	Press Release, dated July 24, 2023 (incorporated by reference to Exhibit 99.1 of the Form 6-K (File No. 001-40744) filed by the Company on July 24, 2023).
(a)(5)(ii)	Press Release, dated August 21, 2023 (incorporated by reference to Exhibit 99.1 of the Form 6-K (File No. 001-40744) filed by the Company on August 21, 2023).
(a)(5)(iii)	Press Release, dated August 23, 2023 (incorporated by reference to Exhibit 99.1 of the Form 6-K (File No. 001-40744) filed by the Company on August 23, 2023).
(b)	Not applicable.
(d)(i)
Form of Subscription Agreement, by and between Otonomo Technologies Ltd. and the subscribers party thereto (incorporated by reference to Exhibit 10.6 to the Company’s Form F-4 filed with the SEC on March 12, 2021).

(d)(ii)	Amended and Restated Articles of Association of Otonomo Technologies Ltd. (incorporated by reference to Exhibit 3.1 to the Company’s Form F-1 filed with the SEC on August 30, 2021).
(d)(iii)	Specimen Ordinary Share Certificate of Otonomo Technologies Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form F-4/A, filed with the SEC on May 28, 2021).
(d)(iv)	Specimen Warrant Certificate of Otonomo Technologies Ltd. (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-4/A, filed with the SEC on May 28, 2021).
(d)(v)
Warrant Agreement, dated as of September 14, 2020, between Continental Stock Transfer & Trust Company and Software Acquisition Group Inc. II (incorporated by reference to Exhibit 4.4 to the Company’s Form F-4 filed with the SEC on March 12, 2021).

(d)(vi)
Amended & Restated Warrant Agreement, dated as of August 13, 2021, by and among Software Acquisition Group Inc. II, Otonomo Technologies Ltd., Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Company’s Form F-1 filed with the SEC on August 30, 2021).

(d)(vii)
Form of Restricted Stock Unit Agreement under the 2021 Otonomo Technologies Ltd.’s Equity Incentive Plan (incorporated by reference to Exhibit 10.12 to the Company’s Form F-4/A filed with the SEC on May 28, 2021).

(d)(viii)
Form of Option Award Agreement under the 2021 Otonomo Technologies Ltd.’s Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company’s Form F-4/A filed with the SEC on May 28, 2021).

(d)(ix)	Otonomo Technologies Ltd. Compensation Policy (incorporated by reference to Exhibit 10.10 to the Company’s Form F-4/A filed with the SEC on May 28, 2021).
(d)(x)	2021 Otonomo Technologies Ltd. Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company’s Form F-4/A filed with the SEC on May 28, 2021).
(d)(xi)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.9 to the Company’s Form F-4/A filed with the SEC on May 28, 2021).
(d)(xii)
Registration Rights Agreement, dated as of January 31, 2021, by and among Otonomo Technologies Ltd., certain equityholders of Otonomo Technologies Ltd. and certain equityholders of Software Acquisition Group Inc. II (incorporated by reference to Exhibit 4.10 the Company’s Form F-4 filed with the SEC on March 12, 2021).

(g)	Not applicable.
(h)	Tax Opinion of Latham & Watkins LLP as to U.S. tax matters (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form F-4 filed with the SEC on July 24, 2023).

Item 12(b)

Filing Fees*          Calculation of Filing Fee Tables

*       Previously Filed

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OTONOMO TECHNOLOGIES LTD.

By:	/s/ Ben Volkow
Ben Volkow
Chief Executive Officer and Director

Dated: August 23, 2023